

August 11, 2015

Mail Stop 4546

<u>Via E-mail</u>
Antony P. Ressler
Chairman and Chief Executive Officer
Ares Management, L.P.
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

> **Re: Ares Management, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 20, 2015**
> **File No. 001-36429**

Dear Mr. Ressler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 100

Results of Operations by Segment, page 125

Tradable Credit Group – Fund Performance Metrics as of December 31, 2014, page 134

1.   In an effort to provide transparency and insight into recent trends in your performance fees (incentive fees), please revise your future filings to include a table (by fund, and in comparable format) that presents your accrued incentive fees, realized gains/losses, and unrealized gains/losses, and reconcile these disclosures to your accrued incentive fees and segment performance fees as provided elsewhere in your report (*e.g.,* pages 125 and 262). Where information is currently provided (in part), it may be necessary to expand your

threshold for significance to provide a sufficient level of granularity. Provide this information for all of your segments.

Item 8. Financial Statements and Supplementary Data, page 180

Note 3. Goodwill and Intangible Assets, page 205

Business Combinations, page 205

2.   We note that you acquired interests in Keltic Financial Services, LLC in June 2014 and AREA Sponsor Holdings, LLC and AREA Management Holdings, LLC in July 2013. Please explain why you have not provided the disclosures required by ASC 805-10-50-2h. Please advise or revise your disclosure in future filings as necessary.

Note 9. Redeemable and Non-Controlling Interests, page 241

3.   We note your tables on pages 242 and 243 representing the changes in your Redeemable Interests in Ares Operating Group Entities and Non-Controlling Interests in Ares Operating Group Entities, respectively. Please explain to us the nature of the "tandem award compensation adjustment(s)" and provide us with a discussion of your accounting analysis and the authoritative guidance you used to support your accounting treatment. In addition, expand your disclosure within Note 2 on page 196 (Redeemable Interest in Ares Operating Group Entities) in your future filings to discuss the nature and terms of the tandem award compensation arrangement.

Note 15. Equity Compensation, page 253

4.   We note that the Indicus Partners have a put option and that you have recognized an equity compensation put option liability ($20.0 million) in the Consolidated Statements of Financial Condition at December 31, 2014. We also note that the aggregate settlement amount was $40.0 million at December 31, 2013; however, it is not clear how the put option was recognized in the corresponding period. Please explain your accounting analysis for the put option liability at December 31, 2013 and how, or if, the analysis differed at December 31, 2014. Provide us with the authoritative literature you used to support your accounting treatment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services II